Exhibit 99.1

SPI Energy Provides Update on Nasdaq Matters

HONG KONG, November 3, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that it received a letter from The Nasdaq Stock Market LLC stating that the Company has regained compliance with the Nasdaq Listing Rule 5250(c)(1) with respect to the filing of its annual report on Form 20-F for the year ended December 31, 2016. Accordingly, the Nasdaq Hearings Panel has determined to continue the listing of the Company’s securities on The Nasdaq Stock Market.

As previously disclosed, the Company is not in compliance with the minimum bid price requirement under Rule 5810(c)(3)(A) of the Nasdaq Listing Rules.  The Company has a compliance period until November 21, 2017 to regain compliance with the minimum bid price requirement.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an online energy e-commerce and investment platform in China, as well as B2B e-commerce platform offering a range of PV and storage products in Australia. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: http://investors.spisolar.com

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com